EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Health Care Property Investors, Inc. for the registration of 53,602 shares of its common stock and to the incorporation by reference therein of our reports dated March 9, 2005, with respect to the consolidated financial statements and schedule of Health Care Property Investors, Inc., Health Care Property Investors, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Health Care Property Investors, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

May 10, 2005